Exhibit (a)(5)(v)

Contact(s):	Deborah Hellinger	Krista Bessinger
	Oracle Corporate Communications	Oracle Investor Relations
	+1.650.506.5158	+1.650.506.4073
	deborah.hellinger@oracle.com	investor_us@oracle.com

Oracle Assumes Ownership of Portal Software

Oracle Accepts 74 Percent of Portal Software Shares,

Subsequent Offering Period Expires June 30

REDWOOD SHORES, Calif., June 21, 2006 – Oracle Corporation today announced that Portal Software, Inc. stockholders tendered 32.0 million shares or approximately 74 percent of Portal Software’s outstanding stock. Oracle has accepted for payment all shares tendered in the offer. A subsequent offering period with respect to its tender offer for all outstanding shares of Portal Software will run until 8 p.m. New York City time on Friday, June 30, 2006.

“The Oracle-Portal combination will deliver the first end-to-end packaged enterprise software suite for the communications and media industry,” said Oracle President Charles Phillips. “We supply technology and applications to over 90 percent of communications companies worldwide today, and billing is a logical and complementary addition for those customers.”

During the subsequent offering period, Oracle will accept for payment and promptly pay for Portal Software shares as they are tendered. Stockholders who tender shares during such period will be paid the same $4.90 per share cash consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn.

Portal’s management and employees will form a dedicated global communications business unit within Oracle concentrating on billing and revenue management. Bhaskar Gorti, Portal’s current SVP of worldwide sales, service and marketing, will lead the unit as General Manager.

About Oracle

Oracle (NASDAQ: ORCL) is the world’s largest enterprise software company. For more information about Oracle, please visit our Web site at www.oracle.com.

About Portal Software

Portal is the leading worldwide provider of billing and Revenue Management solutions for the global communications and media markets. The company delivers the only platform for the end-to-end management of customer revenue across offerings, channels, and geographies. Portal’s solutions enable companies to dramatically accelerate the launch of innovative, profit-rich services while significantly reducing the costs associated with legacy billing systems.

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Trademarks

Oracle, JD Edwards, PeopleSoft, and Siebel are registered trademarks of Oracle Corporation and/or its affiliates. PORTAL, and the PORTAL LOGO are trademarks or registered trademarks in the United States and in other countries, all owned by Portal Software, Inc. or its subsidiaries. Other names may be trademarks of their respective owners.

Important Information

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY PORTAL SOFTWARE’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION, ORACLE SYSTEMS CORPORATION AND POTTER ACQUISITION CORPORATION. FILED ON APRIL 25, 2006 AND AS SUBSEQUENTLY AMENDED. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.